Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2013

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm” or ”NeuroBio”), for the three-month and nine-month periods ended November 30, 2013 and 2012. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2013 and 2012. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended November 30, 2013 and 2012 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 13, 2014. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

management analysis of the financial situation and operating results

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

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Neptune’s ability to generate revenue through the successful execution of its action plan to resume operations and progressively supply customer demand until such time that Neptune is able to resume production, which plan is described under “Business Overview” (the “Plan”);

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Neptune’s ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demand as a result of these third party supply and production agreements;

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Neptune’s ability to reconstruct an operational production facility in Sherbrooke, Québec, the timing and cost of completion of the reconstruction project, and the amount of production capacity for krill oil at the facility;

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Neptune’s ability, and the ability of its distribution partners, to continue to successfully commercialize krill oil products and to maintain a market share position for krill oil products, and the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States and elsewhere;

•	Neptune’s ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;
•	Neptune’s ability to recover all available insurance proceeds relating to the incident at its production plant under its various insurance policies;
•	Neptune’s ability to use the net proceeds from its public offering closed on October 2, 2012 for the purposes identified in Neptune’s prospectus dated September 19, 2012 (the “Public Offering”); and
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

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the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter into third-party arrangements for the supply or production of krill oil products;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
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plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its available insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;

•	plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals in a timely manner;

management analysis of the financial situation and operating results

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expenses in product development or in supporting the pharmaceutical development of Neptune’s two subsidiaries, Acasti and NeuroBio, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;

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Neptune’s strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune’s products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

•	Neptune’s Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition or de-recognition of deferred tax asset and investment tax credits from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

On November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time as Neptune is able to resume production.

Neptune’s initial primary focus was concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees. While this tragic incident had and still has a significant impact on Neptune’s operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of the Plan going forward aiming to meet the following key milestones and targets:

management analysis of the financial situation and operating results

•	resuming its nutraceutical operations and certain levels of sales of its krill oil products to customers in the short term;
•	maintaining key customer relationships and market share, particularly until production of NKO® and EKO™ can reach pre-incident levels;
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reconstructing an operational plant using the expansion facility, adjacent to the former plant, that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;

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pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for krill oil products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and

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prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio, whose short term operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility by overhauling the expansion facility, adjacent to the former plant, that was under construction and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions will be required to bring the facility to an operational state. On May 28, 2013, Neptune announced that it has commenced the reconstruction project, using the expansion facility. In addition to receiving the necessary permits to begin work, the Corporation has engaged an engineering firm and architect and has also recently hired a new plant manager. Upon completion, which is expected before the end of Neptune’s current fiscal year, the facility is expected to have the capacity to produce more than 150,000 kilograms of NKO® per year. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

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Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.

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Since the destruction of the Corporation’s production facility in November 2012, Neptune received insurance recoveries totalling $12 million, representing only part of the total potential compensation of $15 to $20 million. This amount includes approximately $300 received during the third quarter ended November 30, 2013. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

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As the initial intended use of the expansion facility has changed, modifications and additional purchases to replace equipment lost in the incident will be required to bring the facility to an operational state. As previously disclosed, the initial $21 million cost of the expansion project was revised to approximately $43 million, which includes $10 million of replacement structure and equipment. The increased cost is expected to be funded predominantly by insurance recoveries associated with the incident (including approximately $12 million received to date) as well as from an interest bearing loan of $12.5 million from Investissement Quebec (of which approximately $6.8 million has been disbursed to date), an interest free loan of $3.5 million from Developpement Economique Canada, additional loans and working capital. The balance of such costs are expected to be funded through a refinancing of Neptune’s existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune’s working capital (see “Finance, Use of Public Offering Proceeds and Investor Communication” below).

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Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune’s future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune’s future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers. See “Operations and Arrangements with Strategic Partners” below.

management analysis of the financial situation and operating results

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Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident and cooperation of governmental authorities with respect to the reconstruction plan. The necessary permits to begin rebuilding Neptune’s production plant were recently received. Based on the information currently in hand, Neptune currently expects that the new plant may be operational by mid to late march 2014.

Operations and Arrangements with Strategic Partners

A top priority of Neptune’s Plan is to maintain key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

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Neptune announced on October 2, 2013 that it signed a strategic non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost USA, LLC giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement.

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Neptune plans and has received orders for certain levels of sales of krill oil products to customers in the short term, with sales expected to continue in the current fiscal year. Neptune currently has inventory of krill oil products allowing it to make sales during a limited period of time. Neptune intends to continue making sales over the coming months, mainly through arrangements with partners.

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Neptune’s plans for operations and product sales during a transition period until its new plant is operational may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune’s operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.

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Up to the incident, Neptune’s growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune’s strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.

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Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune’s ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a non-profit organization that assists in collecting and redistributing donations.

Senior management, directors and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

management analysis of the financial situation and operating results

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5.0 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of krill oil products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of krill oil products. To date, a relatively small portion of the net proceeds from the Public Offering intended to be used to support Acasti in the development and validation of CaPre® and other product candidates and to support NeuroBio in the development and validation of its product candidates has been disbursed. Further to the successful completion by Acasti on December 3, 2013 of a US$23 million public offering of units (each comprised of one common share and one warrant), Neptune does not expect to provide material capital to Acasti in the short term.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site. Neptune announced on November 8, 2013 that it intends to oppose a statement of offense issued by the Commission de la santé et de la sécurité du travail (CSST), the Québec commission overseeing health and safety in the workplace, which seeks payment of a fine of approximately $64 in connection with the incident. On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion. Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements that the notice received had nothing to do with the level or the compliance of the total amount of acetone stored on the Sherbrooke plant site and indicated that the total amount of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune’s Subsidiaries - Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, currently Acasti’s only prescription drug candidate, is currently being evaluated in two Phase II clinical trials in Canada, an open-label and a double-blind study. All required material for both trials had already been produced. Both CaPre® and ONEMIA®, Acasti’s product marketed in the United States as a “medical food”, were stored in U.S. facilities outside Neptune’s affected plant. Acasti acquires all of its krill oil for the production of CaPre® and ONEMIA® from its parent company, Neptune. Until Neptune resumes its own production, the krill oil required for the production of CaPre® and ONEMIA® is being acquired through arrangements that Neptune has with third parties. In July 2013, Acasti entered into a memorandum of understanding with a third party for the manufacturing, in accordance with cGMP regulations imposed by the U.S. Food and Drug Adminisration (the “FDA”), of CaPre® clinical material for the purposes of Acasti’s upcoming clinical trials.

However being at a much earlier stage of development, NeuroBio intends to stick to its business plan and to continue its research and development activities, although milestones and the start of commercialization may be delayed. The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s Sherbrooke plant. The preclinical and clinical studies that were planned to start late 2012 - early 2013 were postponed. Preclinical studies that were in progress were not interrupted. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

management analysis of the financial situation and operating results

NEPTUNE

On August 26, 2013, Neptune announced that it had received an additional $5 million in insurance related to the November 2012 incident which destroyed the Corporation’s production facilities in Sherbrooke, Quebec, bringing the total recoveries at that date to $11.7 million. Neptune also received an additional $0.3 million later in the quarter bringing to total recoveries to $12 million at the end of the third quarter.

On October 2, 2013, Neptune announced the conclusion of a settlement with Rimfrost USA, LLC; Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the settling Respondents. The investigation was instituted earlier this year by Neptune in a complaint filed with the ITC.  As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The settling respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date. As part of the settlement, Neptune agreed to dismiss a related patent infringement case against Rimfrost, Olympic Seafood AS and Avoca, Inc. filed in March, 2013 with the United States District Court for the District of Delaware. However, the exact terms and conditions of the settlements are confidential.

Also on October 2, 2013, Neptune announced that it had signed a strategic non-exclusive krill oil Manufacturing and Supply Agreement with Rimfrost USA, LLC giving the Corporation the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement.

On October 11, 2013, Neptune announced that it had received a $12.5 million loan offer from the Quebec Provincial Government, via Investissement Québec (IQ), to be used to partially fund the rebuild of its Sherbrooke plant.  The IQ secured loan, bears interest at a rate of 7.0% per annum and includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan, which is reimbursable at any time without penalty, will be disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction. As part of the offer, Neptune agreed to grant IQ up to 750,000 common share purchase warrants at an exercise price corresponding to the market price (plus 10%) of Neptune shares listed on the TSX as of the effective date of the loan. Warrants will be granted on a project driven basis concurrently with each loan disbursement date. The number of warrants to be granted will be prorated according to the amount disbursed by IQ on each disbursement date.

On November 5, 2013, Neptune announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors. Dr. Tuckson’s appointment increased Neptune’s Board of Directors to 6 members, 4 of whom are independent directors.  Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and wellbeing company, which includes the United States largest health insurer and the industry’s most comprehensive health services company.   Among his many committee memberships, Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation. Dr. Tuckson has been noted several times by Modern Healthcare Magazine as one of the “50 Most Powerful Physician Executives” in healthcare and Black Enterprise Magazine featured him as one of the “Most Powerful Executives in Corporate America”. Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania’s General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. In conjunction with his nomination, Neptune granted Dr. Tuckson 75,000 options to acquire common shares under the Corporation’s stock option plan.  The options will vest gradually over a period of two years until November 5, 2015 at an exercise price of $3.00.

On November 8, 2013, Neptune announced that it opposed a statement of offense issued by the Commission de la santé et de la sécurité du travail (CSST), the Québec commission overseeing health and safety in the workplace.  The statement, which was recently received, seeks payment of a fine of approximately $64. It precedes the conclusion of a CSST investigation into the cause of an accidental explosion and fire on November 8, 2012, which rendered Neptune’s production plant in Sherbrooke, Quebec, Canada inoperable and resulted in the loss of life and injury to others. The CSST final report on the accident is expected to be completed during 2014, at which time the results will be communicated by the Corporation.

management analysis of the financial situation and operating results

On November 13, 2013, Neptune hosted its second Annual Charity Poker Game in the Bellini Ballroom located at The Venetian® and The Palazzo®, prior to the SupplySide West Tradeshow that Neptune attended. The event featured guest of honor John Elway, Neptune’s premier omega-3 phospholipid krill oil “NKO®” ambassador and former Denver Broncos quarterback and Hall of Famer. Proceeds from the event will benefit Vitamin Angels, a non-profit organization distributing vitamins and minerals to children and mothers in need worldwide.

Following the end of the quarter, on December 3, 2013, Neptune announced that it acquired securities of its subsidiary Acasti in connection with the closing of Acasti’s US$23 million public offering of units, which closed on that same day pursuant to which 18.4 million Units were issued. Neptune acquired 592,500 Units at a price of US$1.25 per unit under the Offering, for a total consideration of US$741. Each Unit consists of one Common share and one Common Share purchase warrant of Acasti. Each warrant entitles Neptune to purchase one Common Share at an exercise price of US$1.50 per warrant share, subject to adjustment, at any time until December 3, 2018. Further to the closing of the Offering, Neptune has beneficial ownership and control over 51,942,183 Common Shares and 592,500 Common Share purchase warrants of Acasti, representing approximately 49.95% of the issued and outstanding Common Shares in the capital of Acasti. Neptune acquired the Units for investment purposes only and may in the future take such actions in respect of its shareholdings in Acasti as it may deem appropriate in light of the circumstances then existing. Management is currently analyzing the impact of this transaction on its consolidated financial statements. At the issuance date of these financial statements, management has not concluded on whether Neptune retains control of its subsidiary Acasti for consolidation purposes after giving effect to the public offering by Acasti.

Following the end of the quarter, on December 17, 2013, Neptune announced a settlement and license agreement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA which resulted in the dismissal of all AKBM respondents from the on-going ITC investigation brought by Neptune, as well as the dismissal of all current lawsuits brought by Neptune against AKBM and companies in its value chain.  As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to AKBM, allowing AKBM to market and sell its nutraceutical products in the licensed countries. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). AKBM also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The financial terms of the license are confidential between the parties.

Following the end of the quarter, on December 18, 2013, Neptune announced that the Administrative Law Judge presiding over the pending ITC Investigation involving Neptune and Enzymotec Ltd., and Enzymotec USA, Inc. granted the parties’ joint motion to stay the proceedings for thirty days. Neptune and Enzymotec filed the joint motion for a stay because of their agreement to a settlement term sheet. Another joint motion was filed on or around January 13, 2014 for an extension of the stay for another thirty days. The parties hope to conclude a final binding written settlement agreement and file a motion to terminate the investigation as to Enzymotec before the expiration of the new thirty day stay.

Following the end of the quarter, on December 19, 2013, Neptune announced the appointment of Jerald J. Wenker as a special advisor to its Board of Directors.  Mr. Wenker has also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval, including increasing the maximum number of Board of Directors to at least 7 members from 6 currently. Mr. Wenker is currently President and COO of Dermalogica, a leading professional skin care company based in the USA and operating in 62 markets around the world. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for nearly 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management. In conjunction with his role as special advisor, Neptune granted Mr. Wenker 37,500 options to acquire common shares under the Corporation’s stock option plan. The options will vest gradually over a period of two years until December 19, 2015 at an exercise price of $3.00.

management analysis of the financial situation and operating results

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three-month period ended November 30, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update
During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three-month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial. The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers. Acasti’s clinical trials’ have continued and progressed during the three-month period ended November 30, 2013.

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvements of 14.8% over the 7.1% reduction achieved in the standard of care group.  In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

management analysis of the financial situation and operating results

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data. Patient recruitment in the TRIFECTA trial is ongoing, with a special enrolment focus on recruiting patients in the moderate to severe hypertriglyceridemia population.

PK Trial
The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®.  The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects. On January 9, 2014, the Corporation’s subsidiary has announced that the FDA has allowed Acasti to conduct its PK trial, having found no objections with the proposed PK trial design, protocol, as well as safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Onemia®
During the three-month period ended November 30, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update
On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741 of Units in the offering. Following the offering, Neptune owns 51,942,183 Common Shares of Acasti, representing approximately 49.95% of the Common Shares issued and outstanding.  Acasti intends to allocate the proceeds from the offering as follows: (i) approximately US$1,000 to complete its TRIFECTA trial; (ii) approximately US$2,000 to initiate and complete its PK trial; (iii) approximately US$8,000 to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5,000 to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors.  Mr. Wenker has also accepted the nomination for election to serve on the Acasti’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

management analysis of the financial situation and operating results

NeuroBioPharm Inc.

NeuroBioPharm’s product candidates MPL VI, MPL VII, MPL VIII, MPL IX and MPL X stage of development as well as their respective indication are summarized in the table below:

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a
MPL VII	OTC/Medical Food	Memory, concentration and learning disorders	Preclinical	2015
MPL VIII	Medical food	ADHD	Preclinical	n/a
Formulation and vehicle development
Clinical Trial
		Cognitive functions	Product development	n/a
Preclinical
Phase I and II clinical supply
Phase II clinical study
MPL IX	Prescription Drug	Neurological disorders	Product development	n/a
Preclinical
Formulation development
MPL X	OTC/Medical food	Neurological disorder	Product development	2014/2015

In 2009, NeuroBioPharm completed a pre-clinical study evaluating the effect of MPLVII and MPLVIII on the electrical activity of the brain, and to characterize the EEG effects in relation to standard central nervous system drugs. The medical food candidates showed a significant effect strongly resembling the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This set of data suggests that the product candidates MPL VII and MPLVIII may be effective treatments for children with ADHD and a safe alternative to Ritalin®.

In 2010-2011, NeuroBioPharm completed a clinical trial evaluating the effect of the medical food MPL VI (a Neptune Krill Oill derivative) in patients with moderate Alzheimer disease. The trial was conducted in multiple sites in different provinces in Canada. NeuroBioPharm intends to conduct research on the mechanisms of action to better target patients who may benefit from treatment.

During 2012, preclinical mechanistic studies were initiated on behavioral cognitive impacts to support NeuroBioPharm’s pipeline. NeuroBioPharm initiated work to develop a preclinical model to assay the levels of production of neurotransmitters in different parts of the brain. The model is intended to test the various product candidates of NeuroBioPharm to confirm certain mechanisms of action, measure behavioral impact on ADHD and select the best possible applications for NeuroBioPharm's products.

NeuroBioPharm also progressed in establishing preclinical and clinical protocols for the study of mechanisms of action and demonstration of the health benefits of its product candidates. However, some developments of NeuroBioPharm were delayed by the incident that occurred in November 2012 at Neptune’s Sherbrooke plant.

The prospective observational study on ADHD and the prospective observational study on memory, concentration and learning disorders that were planned to start late 2012 - early 2013 were postponed until the fall of 2013. Preclinical studies that were in progress, including the development of the model capable of determining different neurotransmitters in different parts of the brain, were not interrupted. While NeuroBio intends to stick to its business plan and to continue its research and development activities, milestones and the start of commercialization may be delayed.

management analysis of the financial situation and operating results

In December 2013, a preclinical study was initiated with MPL VIII and MPL IX to determine a pharmacokinetic profile, to select the optimal dose for the design of clinical studies and to establish an acute toxicity profile. A preclinical study is in preparation for early 2014 to assess the effect of MPLVII and MPLVIII on ADHD animal model. A second preclinical study is expected in mid-2014 to evaluate the effect of MPLVIII on cognition and depression-like behavior.

NeuroBioPharm has initiated in October 2013 a prospective observational study in 6 to 15 years old children with ADHD symptoms. This prospective study conducted with a precursor of NeuroBioPharm product candidate MPLVIII is intended to determine the target population who can benefit from the treatment, to identify the compliance rate and to establish the appropriate assessment tools as well as the statistical parameters necessary to achieve the desired statistical power for a future pivotal clinical study. This two-steps model reduces the risk associated with the realization of large-scale clinical trial, as well as costs associated with clinical developments of NeuroBioPharm. The preliminary results of the ongoing study show positive subjects’ clinical global impression and an increasing demand to supplement children with natural health product.

NeuroBioPharm has completed as of September 2013, a prospective observational study on memory, concentration and attention with a precursor of NeuroBioPharm product candidate MPLVIII. This observational study among people aged from 65 to 75 years old, used an innovative method to quantify the learning speed in relation with the ability to focus. The data collected from this study show an initial higher threshold learning speed in the treatment group. These preliminary results will help choose the appropriate assessment tools and determine the statistical parameters to design a phase II clinical study.

NeuroBioPharm intends to conduct in fall 2014 a prospective two stage study in 6 to 15 years old children with ADHD symptoms. This prospective study aims to determine, in the first stage, the benefits of MPLVIII as an add-on to ADHD pharmacotherapy as compared to a stand-alone Omega-3 phospholipids therapy and, in the second stage, the possibility of decreasing the ADHD pharmacotherapy. Moreover, the side effects of ADHD pharmacotherapy will be documented throughout the study to monitor if there is a decrease of side effects with Omega-3 phospholipids treatment.

NeuroBioPharm is currently preparing a randomized placebo controlled double blind study to evaluate the effect of MPLVIII on cognitive functions in an elderly population between the age of 60 and 80 years old. This phase II study will help establish the sensitivity and precision of the assessment tools, will also allow determining the effect of the candidate product on depression, anxiety and quality of life and will examine the placebo effect. In addition, the data collected will be used to determine the statistical parameters to design a pivotal clinical study.

NeuroBioPharm estimates that it will reach initial commercialization of one of its medical food products during 2015, at the latest. This timeline still depends on the ability of Neptune to resume operations and to produce NeuroBio’s medical food products.

management analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month and nine-month periods ended November 30, 2013 and 2012. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month and nine-month periods ended November 30, 2013 and 2012 and should be read in conjunction with the notes thereto.

(In thousands of dollars, except per share data)
	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2013 (Unaudited)	2012 (Unaudited)	2013 (Unaudited)	2012 (Unaudited)
	$	$	$	$
Revenue from sales	4,396	7,027	15,831	21,273
Adjusted EBITDA1	(5,912)	(665)	(15,951)	(1,303)
Net loss	(10,443)	(12,437)	(20,910)	(18,815)
Net loss attributable to the owners
of the Corporation	(8,797)	(11,668)	(16,832)	(16,546)
Net loss per share:
Basic	(0.14)	(0.21)	(0.28)	(0.32)
Diluted	(0.14)	(0.21)	(0.28)	(0.32)

Total assets	63,733	74,879	63,733	74,879
Working capital2	21,198	42,448	21,198	42,448
Total equity	48,538	56,454	48,538	56,454
Loans and borrowings (incl. current portion)	1,993	3,969	1,993	3,969

Key ratios (% of revenue):
Gross profit	12%	48%	11%	47%
Selling expenses	13%	14%	10%	10%
General and administrative expenses	188%	52%	131%	55%
Research and development expenses	47%	35%	38%	27%
Adjusted EBITDA	(135%)	(9%)	(101%)	(6%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses and impairment of property, plant and equipment, and impairments and other costs and removing finance income and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or de-recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public corporations.

management analysis of the financial situation and operating results

RECONCILIATION OF NET INCOME (NET LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that corporations caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other corporations. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses and impairment of property, plant and equipment, and impairments and other costs and removing finance income and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition or de-recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(expressed in thousands of dollars, except per share data)
	Three-month periods ended November 30		Nine-month periods ended November 30

	2013	2012	2013	2012
	$	$	$	$
Net loss	(10,443)	(12,437)	(20,910)	(18,815)
Add (deduct):
Depreciation	81	157	230	532
Finance costs	557	42	631	121
Finance income	(20)	(37)	(93)	(113)
Stock-based compensation	3,819	1,689	9,910	6,378
Foreign exchange gain	(94)	(392)	(207)	(338)
Insurance recoveries	(261)	-	(5,961)	-
Impairment loss of property, plant and equipment	449	-	449	-
Change in fair value of derivatives	-	(352)	-	267
Deferred taxes	-	1,000	-	1,000
Derecognition of investment tax credits recovery	-	1,200	-	1,200
Plant explosion	-	8,465	-	8,465
Adjusted EBITDA	(5,912)	(665)	(15,951)	(1,303)

management analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2014
		First		Second		Third		Fourth
	Total	Quarter		Quarter		Quarter		Quarter
	$	$		$		$		$
Revenue	15,831	6,090		5,345		4,396
Adjusted EBITDA1	(15,951)	(3,984)		(6,055)		(5,912)
Net loss	(20,910)	(5,415	) 4	(5,052	) 5	(10,443	) 6
Net loss attributable to the owners of the Corporation	(16,832)	(4,465	) 4	(3,570	) 5	(8,797	) 6
Basic loss per share	(0.28)	(0.07)		(0.06)		(0.14)
Diluted loss per share	(0.28)	(0.07)		(0.06)		(0.14)

Fiscal year ended February 28, 2013
		First	Second	Third		Fourth
	Total	Quarter	Quarter	Quarter		Quarter
	$	$	$	$		$
Revenue	25,864	6,148	8,098	7,027		4,591
Adjusted EBITDA1	(5,946)	109	(747)	(665)		(4,643)
Net loss	(19,962)	(1,695)	(4,683)	(12,437	) 2	(1,147	) 2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668	) 2	(224	) 2-3
Basic loss per share	(0.32)	(0.02)	(0.08)	(0.21)		(0.01)
Diluted loss per share	(0.32)	(0.02)	(0.08)	(0.21)		(0.01)

Fiscal year ended February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,284	4,353	5,120	5,367
Adjusted EBITDA1	(2,717)	(183)	(944)	(784)	(806)
Net loss	(4,593)	(1,259)	(1,768)	(1,433)	(133)
Net (loss) profit attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses and impairment of property, plant and equipment, and impairments, other costs and removing finance income and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2	Includes impairments and costs related to the plant explosion of $8,465 and $1,627 respectively in the third and fourth quarters.

3	Includes insurance recoveries of $6,000.

4	Includes insurance recoveries of $700

5	Includes insurance recoveries of $5,000

6	Includes insurance recoveries of $261

management analysis of the financial situation and operating results

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinct legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti) and the third is for the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the three-month and nine-month periods ended November 30, 2013, all revenues were generated by the nutraceutical segment, with the exception of a relatively minor amount of sales of Acasti’s medical food product. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti’s operations are at the commercialization stage for the prescription medical food product OnemiaTM and at the Phase II clinical trial for its lead prescription drug candidate, CaPre®. NeuroBioPharm is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs.

At this moment, Neptune’s krill oil products are currently sold in the nutraceutical market. In the case of Acasti and NeuroBioPharm, no products are presently generating revenues, except OnemiaTM, which generated revenues of $29 in the quarter ended November 30, 2013.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended November 30, 2013
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	4,367	29	-	4,396
Adjusted EBITDA	(4,176)	(1,574)	(162)	(5,912)
Net loss	(6,887)	(3,186)	(370)	(10,443)
Total assets	57,401	5,406	926	63,733
Working capital	17,329	3,048	821	21,198

Adjusted EBITDA calculation
Net loss	(6,887)	(3,186)	(370)	(10,443)
add (deduct):
Depreciation and amortization	80	1	-	81
Finance costs	6	551	-	557
Finance income	(13)	(7)	-	(20)
Stock-based compensation	2,542	1,069	208	3,819
Foreign exchange gain	(92)	(2)	-	(94)
Insurance recoveries	(261)	-	-	(261)
Impairment loss of property, plant and equipment	449	-	-	449
Adjusted EBITDA	(4,176)	(1,574)	(162)	(5,912)

management analysis of the financial situation and operating results

Nine-month period ended November 30, 2013
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	15,530	301	-	15,831
Adjusted EBITDA	(10,953)	(4,379)	(619)	(15,951)
Net loss	(12,045)	(7,496)	(1,369)	(20,910)
Total assets	57,401	5,406	926	63,733
Working capital	17,329	3,048	821	21,198

Adjusted EBITDA calculation
Net loss	(12,045)	(7,496)	(1,369)	(20,910)
add (deduct):
Depreciation and amortization	226	4	-	230
Finance costs	78	553	-	631
Finance income	(68)	(25)	-	(93)
Stock-based compensation	6,556	2,604	750	9,910
Foreign exchange gain	(188)	(19)	-	(207)
Insurance recoveries	(5,961)	-	-	(5,961)
Impairment loss of property, plant and equipment	449	-	-	449
Adjusted EBITDA	(10,953)	(4,379)	(619)	(15,951)

Three-month period ended November 30, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	6,603	424	-	7,027
Adjusted EBITDA	408	(873)	(200)	(665)
Net loss	(10,883)	(1,272)	(282)	(12,437)
Total assets	66,986	6,695	1,198	74,879
Working capital	35,782	5,758	908	42,448

Adjusted EBITDA calculation
Net loss	(10,883)	(1,272)	(282)	(12,437)
add (deduct):
Depreciation and amortization	155	2	-	157
Finance costs	41	1	-	42
Finance income	(25)	(12)	-	(37)
Stock-based compensation	1,195	412	82	1,689
Foreign exchange gain	(388)	(4)	-	(392)
Change in fair value of derivatives	(352)	-	-	(352)
Deferred taxes	1,000	-	-	1,000
Derecognition of investment tax credits recovery	1,200	-	-	1,200
Plant explosion	8,465	-	-	8,465
Adjusted EBITDA	408	(873)	(200)	(665)

management analysis of the financial situation and operating results

Nine-month period ended November 30, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	20,598	675	-	21,273
Adjusted EBITDA	2,148	(2,746)	(705)	(1,303)
Net loss	(13,632)	(4,169)	(1,014)	(18,815)
Total assets	66,986	6,695	1,198	74,879
Working capital	35,782	5,758	908	42,448

Adjusted EBITDA calculation
Net loss	(13,632)	(4,169)	(1,014)	(18,815)
add (deduct):
Depreciation and amortization	526	6	-	532
Finance costs	119	2	-	121
Finance income	(77)	(36)	-	(113)
Stock-based compensation	4,604	1,465	309	6,378
Foreign exchange gain	(324)	(14)	-	(338)
Change in fair value of derivatives	267	-	-	267
Deferred taxes	1,000	-	-	1,000
Derecognition of investment tax credits recover	1,200	-	-	1,200
Plant explosion	8,465	-	-	8,465
Adjusted EBITDA	2,148	(2,746)	(705)	(1,303)

OPERATING RESULTS
(expressed in thousands)

Revenue
Revenue for the third quarter ended November 30, 2013 amounted to $4,396, representing a decrease of 37% compared to $7,027 for the three-month period ended November 30, 2012. Revenue for the nine-month period ended November 30, 2013 amounted to $15,831, representing a decrease of 26% compared to $21,273 for the nine-month period ended November 30, 2012. Given that Neptune’s plant was not in operation during the current fiscal year, revenues for the three-month and nine-month periods ended November 30, 2013 were entirely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements that have allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins. Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and nine-month periods ended November 30, 2013 and November 30, 2012:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
Gross profit	534	3,340	1,786	10,002
Gross profit as % of revenue	12%	48%	11%	47%

management analysis of the financial situation and operating results

Gross profit for the third quarter ended November 30, 2013 amounted to $534 or 12% of revenue compared to $3,340 or 48% of revenue for the same period in 2012.  Gross profit for the nine-month period ended November 30, 2013 amounted to $1,786 or 11% of revenue compared to $10,002 or 47% of revenue for the same period in 2012. The decrease in gross margin was primarily due to the November 8, 2012 incident since all revenues were entirely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements generating much lower margins. Nevertheless, the Corporation managed to maintain its gross margin at 12% for the second quarter in a row reaching an average of 11% for the nine month period ended November 30, 2013.

Selling Expenses
Selling expenses for the three-month and six-month period ended November 30, 2013 and November 30, 2012 were as follows:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
Selling expenses	569	966	1,614	2,156
Selling expenses as % of revenue	13%	14%	10%	10%

Selling expenses amounted to $569 or 13% of revenue in the third quarter ended November 30, 2013 compared to $966 or 14% of revenue for the corresponding period in 2012.  Selling expenses amounted to $1,614 or 10% of revenue for the nine-month period ended November 30, 2013 compared to $2,156 or 10% of revenue for the same period in 2012.  The decrease in the third quarter was largely due to the reduction of marketing and selling efforts following the November 8, 2012 incident at the Sherbrooke plant. The Corporation is now reviewing its selling and marketing approach and will put in place a new strategy that will be implemented in conjunction with the resumption of production.

General and Administrative Expenses
G&A expenses for the three-month and six-month periods ended November 30, 2013 and November 30, 2012 were as follows:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
General and administrative expenses	8,246	3,677	20,707	11,634
General and administrative expenses as % of revenue	188%	52%	131%	55%

G&A expenses amounted to $8,246 or 188% of revenue in the third quarter ended November 30, 2013, compared to $3,677 or 52% of revenue for the corresponding period in 2012, an increase of $4,569 compared to the corresponding period in 2012.  G&A expenses amounted to $20,707 or 131% of revenue for the nine-month period ended November 30, 2013 compared to $11,634 or 55% of revenue for the same period in 2012. The increase in the three-month period ended November 30, 2013 compared to the corresponding period of 2012 is mainly attributable to an increased in stock-based compensation expense of $1,972 as well as an increase of legal fees of $1,843 due to the intense negotiations with third parties to settle infringement cases. The increased in G&A for the three-month period is also attributable to the impairment loss of property, plant and equipment of $449 as well as an increase in warehouse costs of $596, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period. The increase in the nine-month period ended November 30, 2013 compared to the corresponding period of 2012 is mainly attributable to an increased in stock-based compensation expense of $3,185 as well as an increase of legal fees of $4,297 due to the intense negotiations with third parties to settle infringement cases. The increase in G&A for the nine-month period is also attributable to the impairment loss of property, plant and equipment of $449 during the current third quarter as well as an increase in warehouse costs of $1,812, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period.

management analysis of the financial situation and operating results

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month and nine-month periods ended November 30, 2013 and November 30, 2012 were as follows:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
Research and development expenses, net of tax credits	2,053	2,488	6,079	5,710
Research and development expenses, net of tax credits as % of revenue	47%	35%	38%	27%

R&D expenses amounted to $2,053 or 47% of revenue in the third quarter ended November 30, 2013 compared to $2,488 or 35% of revenue for the corresponding period in 2012, a decrease of $435 compared to the same period in 2012.  R&D expenses amounted to $6,079 or 38% of revenue for the nine-month period ended November 30, 2013 compared to $5,710 or 27% of revenue for the same period in 2012.  The decrease of $435 in the three-month period is mainly attributable to the derecognition of investment tax credits recoverable recorded in the third quarter ended November 30, 2012 for $1,200 counterbalanced by an increase in R&D consulting fees mainly for new product development for an amount of $240 and an increase in patent maintenance fees for an amount of $178 as well as an increase of $491 in the R&D expenses in the cardiovascular segment.

Finance Costs
Finance costs for the three-month and nine-month periods ended November 30, 2013 and November 30, 2012 were as follows:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
Finance costs	557	42	631	388
Finance costs as % of revenue	13%	1%	4%	2%

Finance costs amounted to $557 or 13% of revenue in the third quarter ended November 30, 2013 compared to $42 or 1% of revenue for the corresponding period in 2012, an increase of $515 compared to the same period in 2012. Finance costs amounted to $631 or 4% of revenue for the nine-month period ended November 30, 2013 compared to $388 or 2% of revenue for the same period in 2012.  This increase is mainly attributable to Acasti's share issue costs in the amount of $550 that has been recorded in earnings, which represents the portion allocated to the derivative warrant liability value. This increase is partially counterbalanced by the reduction of interest expenses due to the reimbursement of the long term debt on the Sherbrooke plant following the November 8, 2012 incident.

Foreign Exchange Gain (Loss)
Foreign exchange gain (loss) for the three-month and nine-month periods ended November 30, 2013 and November 30, 2012 were as follows:

	Three months Ended November 30,		Nine months Ended November 30,
	2013	2012	2013	2012
Foreign exchange gain (loss)	94	392	207	338
Foreign exchange gain (loss) as % of revenue	2%	6%	1%	2%

Foreign exchange gain amounted to $94 or 2% of revenue in the third quarter ended November 30, 2013 compared to $392 or 6% of revenue for the corresponding period of 2012, a decrease of $298 compared to the same period in 2012. Foreign exchange gain amounted to $207 or 1% of revenue for the nine-month period ended November 30, 2013 compared to $338 or 2% of revenue for the same period in 2012. The decreases in the three month and nine month period foreign exchange gain are mainly attributable to the decrease in Neptune's US cash position combined with the favorable US vs Canadian dollar conversion rate from last year's higher US dollar position.

management analysis of the financial situation and operating results

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $5,247 for the three-month period ended November 30, 2013 to ($5,912) compared to ($665) for the three-month period ended November 30, 2012. Adjusted EBITDA decreased by $14,648 for the nine period ended November 30, 2013 to ($15,951) compared to ($1,303) for the same period in 2012. The decreases for the three‐month and nine-month periods ended November 30, 2013 are mainly attributable to the lower gross margin resulting from the November 8, 2012 incident at the Sherbrooke plant for amounts of $2,807 and $8,216 respectively.  In addition to the reduced gross margin impact, the decrease in adjusted EBITDA for the third quarter ended November 30, 2013 is attributable to the increase in legal fees of $1,843 due to the intense negotiations with third parties to settle infringement cases as well as the impairment loss of property, plant and equipment of $449 and the increase in warehouse costs of $596, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period. In addition reduced to the gross margin impact, the decrease in adjusted EBITDA for the nine-month period ended November 30, 2013 is mainly attributable to the increase in legal fees of $4,297 due to the intense negotiations with third parties to settle infringement cases as well as the impairment loss of property, plant and equipment of $449 during the current third quarter and the increase in warehouse costs of $1,812, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period.

Net loss
The Corporation realized a consolidated net loss for the three-month period ended November 30, 2013 of ($10,443) compared to ($12,437) for the three-month period ended November 30, 2012. The Corporation realized a consolidated net loss for the nine-month period ended November 30, 2013 of ($20,910) compared to ($18,815) for the nine-month period ended November 30, 2012. The improvement of the consolidated net loss for the three-month period ended November 30, 2013 is mainly attributable to the impairment losses and costs related to the plant explosion amounting to $8,465 recorded in the third quarter of 2012. This improvement was counterbalanced by the lower gross margin of $2,807 in the current quarter also resulting from the November 8, 2012 incident at the Sherbrooke plant. In addition to the quarter reduced gross margin impact, the counterbalanced effect was also attributable to the increased in stock-based compensation expense of $2,129, the increase in legal fees of $1,843 due to the intense negotiations with third parties to settle infringement cases as well as the impairment loss of property, plant and equipment of $449 during the current third quarter and the warehouse costs of $596, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period.  The decrease of the consolidated net loss for the nine-month period ended November 30, 2013 compared to the corresponding period of 2012 is  mainly attributable to the lower gross margin of $8,216 resulting from the November 8, 2012 incident at the Sherbrooke plant.  In addition to the nine-month period reduced gross margin impact, the decrease was also attributable to the increased in stock-based compensation expense of $3,532, the increase in legal fees of $4,297 due to the intense negotiations with third parties to settle infringement cases as well as the impairment loss of property, plant and equipment of $449 during the current third quarter and the warehouse costs of $1,812, resulting from the fact that no production took place at the Sherbrooke plant and alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period.  The decrease in the consolidated net loss was counterbalanced by the impairment losses and costs related to the plant explosion amounting to $8,465 recorded the third quarter of 2012.

management analysis of the financial situation and operating results

LIQUIDITY AND CAPITAL RESOURCES
(expressed in thousands)

Operating Activities

During the nine-month period ended November 30, 2013, the operating activities generated a decrease in liquidities of $15,293, compared to a decrease of $6,864 for the corresponding period ended November 30, 2012. The difference in the cash flows from operating activities is mainly attributable to the higher loss for the nine-month period November 30, 2013 over the corresponding period of 2012 combined with non-cash adjustments totalling $9,687 recorded in 2012 resulting from last year's plant explosion.

Investing Activities

During the nine-month period ended November 30, 2013, the investing activities generated an increase in liquidities of $5,264. This increase is mainly due to the maturity of short-term investments for $18,125 partially offset by the acquisitions of short-term investments for $5,287 and by the acquisition of property, plant and equipment for $7,536, related primarily to the plant reconstruction in Sherbrooke. In 2012, investing activities generated a decrease in liquidities of $5,748. This decrease is mainly due to the acquisition of property, plant and equipment for $11,386, related primarily to the plant reconstruction in Sherbrooke partially offset by the maturity of short-term investments of $5,857.

Financing Activities

During the nine-month period ended November 30, 2013, the financing activities generated an increase in liquidities of $2,712 mainly due to the proceeds from exercise of options for $1,449 and the proceeds from exercise of subsidiary warrants and options for $1,380. During the nine-month period ended November 30, 2012, financing activities generated an increase in liquidities of $36,057, primarily due to the net proceeds from the October 2012 public offering of $30,113 and the proceeds from exercise of warrants and options for $5,371 and the increase in loans and borrowings for $3,037. This increase was partially offset by the repayment of loans and borrowings for $2,292.

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $7,283 for the nine-month period ended November 30, 2013.

At November 30, 2013, the Corporation’s liquidity position, consisting of cash and short-term investments, was $8,386.

Also, at November 30, 2013, the Corporation had an authorized operating line of credit of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, expected insurance recoveries, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the plant explosion, regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

There were no material changes that affected our contractual obligations and off balance sheet arrangements during the three-month period ended November 30, 2013.

management analysis of the financial situation and operating results

COMMITMENTS AND CONTINGENCIES
(expressed in thousands)

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

As more amply described below, all the Complaints against Aker et al. will be dismissed in accordance with the Settlement agreements reached between Aker and the Corporation.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at November 30, 2013 for this matter.

As more amply described below, all the Complaints against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. will be dismissed in accordance with the Settlement agreements to be reached between Enzymotec and the Corporation.

management analysis of the financial situation and operating results

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid.

The revocation proceedings filed in Australia against Aker Biomarine ASA’s standard patent (2008231570) and Aker’s four innovation patents will be withdrawn in accordance with the Settlement agreements reached between Aker and the Corporation.

On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively the ‘’Settling Respondents’’). As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date.

On or around November 28, 2013, the Corporation, Acasti and Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS (Aker et al.) signed a binding Term Sheet and also signed a settlement and license agreement on or around December 16, 2013, that resulted in the dismissal of all Aker respondents from the on-going ITC investigation brought by Neptune and Acasti, as well as the dismissal of all current lawsuits brought by Neptune against Aker and companies in its value chain. As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to Aker et al., allowing them to market and sell within the nutraceutical market products in the licensed countries. Under the terms of the settlement, royalty levels are dependent on the outcome of the pending inter partes review proceedings before the U.S. Patent and Trademark Office (USPTO) regarding Neptune’s ‘351 composition of matter patent (No. 8,278,351). Aker also agreed to pay Neptune an additional non-refundable one-time payment for the manufacture and sale of krill products prior to the effective USPTO decision date. The USPTO’s decision in the ‘351 inter partes review is not expected until early 2015.

On or around December 17, 2013, Neptune, Acasti and Enzymotec filed a joint motion for a stay of the ITC proceeding because of their agreement to a settlement term sheet. Another joint motion was filed on or around January 13, 2014 for an extension of the stay for another 30 days. The parties hope to conclude a final binding written settlement agreement and file a motion to terminate the investigation as to Enzymotec before the expiration of the new 30 day stay.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

As more amply described above, this case against Aker et al. and Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. will be dismissed in accordance with the Settlement agreements reached between Aker and the Corporation. The documents will be filed shortly with the Court.

management analysis of the financial situation and operating results

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

As more amply described above, all the Complaints against Enzymotec Limited, Enzymotec USA Inc., and Mercola.com Health Resources, LLC will be dismissed in accordance with the Settlement agreements reached between Enzymotec and the Corporation. The documents will be filed with the Court upon the signature of the license and settlement agreement.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS have been dismissed following the signature of a license settlement agreement with the Corporation on September 26, 2013.

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

Commitments:

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $43,000 following the November 8, 2012 incident. It is expected to be funded primarily by an interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500 with a ten-year term and a secured loan of $12,500 bearing interest at a rate of 7.0% per annum includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. Most of these financing amounts remain to be disbursed.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

management analysis of the financial situation and operating results

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $5,064, of which an amount of $3,688 has been paid to date. As at November 30, 2013, an amount of $700 is included in “Trade and other payables” in relation to these projects.

SUBSEQUENT EVENTS

Public offering of Acasti:

On December 3, 2013, Acasti closed a public offering of 16,000,000 units of Acasti (“Units”) at a price of US$1.25 per Unit. Each Unit consists of one Class A share and one Common Share purchase warrant (“Warrant”) of Acasti. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of US$1.50, subject to any adjustment, at any time until 5:00 pm (Montreal time) on the date that is the fifth anniversary of the closing of the offering, on December 3, 2018. Prior to the closing, the underwriters exercised their over-allotment option in full to purchase an additional 2,400,000 Units, resulting in a total of 18,400,000 Units being issued for gross proceeds of approximately US$23 million. Total issue costs related to this transaction amount to approximately US$2.3 million. The Warrants forming part of the Units are a derivative liability (“Derivative warrant liability”) for accounting purposes due to the currency of the exercise price being different from Acasti’s functional currency. As at November 30, 2013, issue costs in the amount of $550 has been recorded in finance costs in the statement of earnings, which represents the portion allocated to the Derivative warrant liability.

Neptune acquired 592,500 Units at a price of US$1.25 per unit under the offering, for a total consideration of US$741. Further to the closing of the offering, Neptune has beneficial ownership and control over 51,942,183 common shares and 592,500 common share purchase warrants of Acasti, representing approximately 49,95% of the issued and outstanding common shares in the capital of Acasti. Management is currently analyzing the impact of this transaction on its consolidated financial statements. At the issuance date of these financial statements, management has not concluded on whether Neptune retains control of its subsidiary Acasti for consolidation purposes after giving effect to the public offering by Acasti.

Research and development agreements:

In December 2013, a Corporation’s subsidiary entered into new research and development agreements resulting in additional contractual obligations of approximately US$1,050.

FINANCIAL POSITION

The following table details the important changes to the statement of financial position (other than equity) at November 30, 2013 compared to February 28, 2013:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	(7,283)	Refer to ‘’liquidity and capital resources’’
Short-term investments	(12,954)	Maturity of short-term investments
Trade and other receivables	787	Extended terms for products launches
Inventories	1,291	Purchase of large quantities of raw material in anticipation of plant re-opening
Property, plant and equipment	12,484	Investment related to plant reconstruction
Trade and other payables	3,828	Extended terms from plant reconstruction suppliers

See the statement of changes in equity for details of changes to the equity accounts from November 2012.

management analysis of the financial situation and operating results

PRIMARY FINANCIAL RATIOS

	November 30,	February 28,	November 30,
	2013	2013	2012
Working Capital Ratio (current assets / current liabilities)1	2.67	5.71	3.94
Solvency Ratio (Loans and borrowings / Total equity)2	0.04	0.03	0.09

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s Working Capital Ratio has deteriorated at November 30, 2013 compared to February 28, 2013 and November 30, 2012 mainly due to burn rate since November 8, 2012 plant explosion.

RELATED PARTY TRANSACTIONS
(expressed in thousands)

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (who is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month periods ended November 30, 2013, total royalties included in operating expenses amounted to $52 and $164, respectively (three-month and nine-month periods ended November 30, 2012 - $78 and $218). As at November 30, 2013, the balance due to this corporation under this agreement amounts to $301 (February 28, 2013 - $257). This amount is presented in the consolidated interim statement of financial position under “Accounts payable and accrued liabilities”.

Refer to note 15 of the interim consolidated financial statements for related party disclosures related to key management personnel compensation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2013, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month and nine-month periods ended November 30, 2013.

management analysis of the financial situation and operating results

On March 1, 2013, the Corporation adopted the following new accounting standards issued by the IASB:

(a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess;

(b)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in quarterly financial statements, as presented in note 12 on the Corporation’s condensed interim consolidated financial statements.

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed interim consolidated financial statements.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;
•	Reasonable assurance of grant recognition and compliance with conditions of grant agreements;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

management analysis of the financial situation and operating results

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls as at November 30, 2013 and procedures to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting as at November 30, 2013 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month and nine-month periods ended November 30, 2013, the Chief Executive Officer and the Chief Financial Officer evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there was no change during the three-month and nine-month periods ended November 30, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at January 13, 2014, the total number of common shares issued by the Corporation and in circulation was 61,284,643 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There were also 1,000,002 warrants, 8,289,168 options, 1,091,000 restrictive share units, 7,463,750 Acasti call-options and 4,025,000 NeuroBioPharm call-options outstanding as at the same date. Each warrant and each option is exercisable into one common share. In addition, Acasti had 4,852,250 options, 1,035,000 restrictive share units and 750,000 Series 6 & 7 warrants outstanding. NeuroBioPharm had 475,000 options, 782,000 restrictive share units and 5,997,725 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer